Exhibit 99.2

NICE to Showcase Integrated Security Portfolio at IFSEC International

Sessions and demonstrations will highlight NICE’s situation management solutions, including the newly-launched Situator Express for NiceVision

RA’ANANA, ISRAEL, May 9, 2013 – NICE Systems (NASDAQ: NICE) today announced that it will showcase its security portfolio in hall 4, stand G111 at IFSEC International, a leading event for the security industry in Europe. At the event, taking place May 13-16, 2013, at the NEC Birmingham, UK, NICE will also demonstrate its newly-launched Situator Express solution and company experts will lead a number of sessions.

NICE has also been shortlisted as an IFSEC awards finalist in the category of “Security Project or Installation of the Year.” This is based on the successful NICE Situator installation at Network Rail’s King’s Cross Station in 2012. Enrico Montagnino, Sales Manager for Public Safety at NICE, and Brendan O’Keeffe of Fourway, the systems integrator for the King’s Cross project, will talk about this installation from the customer’s perspective in a presentation taking place May 15th at 2:15 p.m.

Jamie Wilson, Security Marketing Manager, EMEA, will talk about “PSIM: Key Trends Driving Development,” which covers the anticipated evolution of PSIM to address new challenges and emerging needs of organizations and agencies in managing unanticipated crises. This will take place May 14th at 12:30 p.m. on the center stage, and will be followed by his “Soundbites from our Bloggers” session at 3:30 p.m.

Among the NICE solutions and product enhancements that will be featured are:

•
Situator Express – This easy to deploy, cost-effective solution transforms NiceVision IP video surveillance into a complete security management solution. It provides a unified, holistic operating picture for security management by fusing NiceVision Net video with data from other security systems, including CCTV, access control, intrusion, and fire detection.

•
NICE Situator – NICE will demonstrate the latest enhancements and capabilities that are empowering airports and public transit organizations, such as London’s King’s Cross transport hub, as well as financial institutions, critical facilities, and cities to secure people and leverage their most important business assets.

•	NiceVision Net – Its enhanced Web application allows users to easily share and export video to removable media and simultaneously play back multiple video channels.

•
NICE Inform – Using this solution, security organizations can consolidate multimedia incident information from both private and public sources in order to form a complete picture of a particular incident for investigation, debriefing, and training purposes.

•	Citer360 – This solution harvests relevant information from the Internet and social networks for Intelligence, law enforcement, and commercial uses.

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.